April 16, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   J. Nolan McWilliams, Attorney-Advisor

Tonya K. Aldave

Re:                             Hawaiian Holdings, Inc.
Hawaiian Airlines, Inc.

Form S-3

Originally filed March 14, 2013, as amended on April 5, 2013

File No. 333-187255 & -01

Acceleration Request

Requested Date:                                                      April 18, 2013

Requested Time:                                                  4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hawaiian Holdings, Inc. and Hawaiian Airlines, Inc. (together, the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-187255 & -01) (the “Registration Statement”), effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.  The Registrants hereby authorize Aaron J. Alter or Michael S. Russell, both of whom are attorneys with the Registrant’s outside legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, to orally modify or withdraw this request for acceleration.

In connection with the acceleration request, each Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Mr. Alter at (650) 320-4693 or, in his absence, to Mr. Russell at (650) 565-3844.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Alter via facsimile at (650) 493-6811.

Sincerely,

HAWAIIAN HOLDINGS, INC.
HAWAIIAN AIRLINES, INC.

By:	/s/ Scott E. Topping
Scott E. Topping
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mark B. Dunkerley
Hoyt H. Zia, Esq.
Hawaiian Holdings, Inc.

Aaron J. Alter, Esq.
Michael S. Russell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

John K. Hoyns, Esq.
Steven I. Chung, Esq.
Hughes Hubbard & Reed LLP